UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 7)*


                           Ashland Incorporated
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                044204105
                              (CUSIP Number)

                            December 31, 2003
         (Date of Event Which Requires Filing of this Statement)


heck the appropriate box to designate the rule pursuant to which this chedule is filed:
X] Rule 13d-1(b)
 ] Rule 13d-1(c)
 ] Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting erson's initial filing on this form with respect to the subject class f securities, and for any subsequent amendment containing information hich would alter the disclosures provided in a prior cover page.

he information required in the remainder of this cover page shall not e deemed to be "filed" for the purpose of Section 18 of the Securities xchange Act of 1934 ("Act") or otherwise subject to the liabilities of hat section of the Act but shall be subject to all other provisions of he Act (however, see the Notes).



















USIP: 044204105                                                Page 1 of 7


 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Research and Management Company
     95-1411037

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

             5   SOLE VOTING POWER

                  NONE


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        9,548,800
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,548,800     Beneficial ownership disclaimed pursuant to Rule 13d-4

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.0%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA






USIP: 044204105                                                Page 2 of 7
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 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Washington Mutual Investors Fund, Inc.
     52-0793788

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

             5   SOLE VOTING POWER

                  3,680,000


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        NONE
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,680,000

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.4%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IV






USIP: 044204105                                                Page 3 of 7
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                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934


mendment No. 7

tem 1(a)     Name of Issuer:
       Ashland Incorporated

tem 1(b)     Address of Issuer's Principal Executive Offices:
       50 E. River Center Blvd.
       P.O. Box 391
       Covington, KY  41012-0391

tem 2(a)     Name of Person(s) Filing:
       Capital Research and Management Company and Washington Mutual Investors Fund, Inc.

tem 2(b)     Address of Principal Business Office or, if none,
       Residence:
       333 South Hope Street
       Los Angeles, CA  90071

tem 2(c)     Citizenship:   N/A

tem 2(d)     Title of Class of Securities:
       Common Stock

tem 2(e)     CUSIP Number:
       044204105

tem 3     If this statement is filed pursuant to sections 240.13d-1(b)
       or 240.13d-2(b) or (c), check whether the person filing is a:
       (d)     [X]     Investment company registered under section 8
            of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).

tem 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       See pages 2 and 3

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:


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       Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 9,548,800 shares or 14.0% of the 68,252,000 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

       Washington Mutual Investors Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 3,680,000 shares or 5.4% of the 68,252,000 shares of Common Stock believed to be outstanding.

tem 5     Ownership of Five Percent or Less of a Class.  If this
       statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

tem 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

tem 7     Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on By the Parent Holding Company or Control Person.: N/A

tem 8     Identification and Classification of Members of the Group:
       N/A

tem 9     Notice of Dissolution of Group:  N/A

tem 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       Date:          February 10, 2004

       Signature:     *Paul G. Haaga, Jr.
       Name/Title:    Paul G. Haaga, Jr., Executive Vice
                       President
                      Capital Research and Management Company


USIP: 044204105                                                Page 5 of 7



       Date:          February 10, 2004

       Signature:     *Howard L. Kitzmiller
       Name/Title:    Howard L. Kitzmiller, Senior Vice
                       President
                      Washington Mutual Investors Fund, Inc.



        *By    /s/ Anna J. Griffith
               Anna J. Griffith
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 14, 2004 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on February 6, 2004 with respect to Air Products and Chemicals, Incorporated.








































USIP: 044204105                                                Page 6 of 7


                               AGREEMENT

                            Los Angeles, CA
                           February 10, 2004

  Capital Research and Management Company ("CRMC") and Washington utual Investors Fund, Inc. ("WMIF") hereby agree to file a joint tatement on Schedule 13G under the Securities Exchange Act of 1934 the "Act") in connection with their beneficial ownership of Common tock issued by Ashland Incorporated.

  CRMC and WMIF state that they are each entitled to individually use chedule 13G pursuant to Rule 13d-1(c) of the Act.

  CRMC and WMIF are each responsible for the timely filing of the tatement and any amendments thereto, and for the completeness and ccuracy of the information concerning each of them contained therein ut are not responsible for the completeness or accuracy of the nformation concerning the others.



                CAPITAL RESEARCH AND MANAGEMENT COMPANY

                BY:              *Paul G. Haaga, Jr.
                                 Paul G. Haaga, Jr., Executive
                                   Vice President
                                   Capital Research and Management
                                   Company


                WASHINGTON MUTUAL INVESTORS FUND, INC.

                BY:              *Howard L. Kitzmiller
                                 Howard L. Kitzmiller, Senior
                                   Vice President
                                   Washington Mutual Investors
                                   Fund, Inc.


By  /s/ Anna J. Griffith
    Anna J. Griffith
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated January 14, 2004 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on February 6, 2004 with respect to Air Products and Chemicals, Incorporated.












USIP: 044204105                                                Page 7 of 7